           AURORA ELECTRONICS, INC. EXTENDS DEADLINE ON TENDER OFFER

IRVINE, CALIFORNIA -- March 25, 1996 -- Aurora Electronics, Inc. (AMEX: AUR) announced today that it is extending its offer to purchase up to 6,500,000 shares of its common stock, $.03 par value, from its stockholders at $2.875 net to the sellers in cash until 5:00 p.m. New York City time on Friday, March 29, 1996. The offer was to have expired on Friday, March 22, 1996 at 5:00 p.m. As of Friday, March 22, 1996, approximately 4 million shares had been tendered to the Company, in excess of the Company's minimum tender condition of 2 million shares. The Company stated that the tender offer is being extended pending continuing negotiations with its previously-announced new senior bank lender. The Company noted that continued deterioration in the market prices of certain commodity integrated circuits, most notably dynamic random access memory chips (DRAMs), has negatively impacted the Asset Recovery Services division's operating results during the current fiscal quarter, and that while the division remains profitable, this negative impact is expected to continue until market conditions stabilize.

As a consequence of these operating conditions and other factors, management believes the revenue projection set forth on pages 25 through 27 in the Offer to Purchase dated February 23, 1996 should be lowered for calendar year 1996 by 10%, and the operating income before amortization projection for 1996 should be lowered by 30%. AS NOTED IN THE OFFER TO PURCHASE, THESE PROJECTIONS ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, AND ACTUAL AND PROJECTED RESULTS MAY VARY, POSSIBLY MATERIALLY.

The Company stated that it is discussing these revised projections with its proposed new senior lender and is confident it can reach a resolution within the extension period. Completion of senior bank financing is a condition to the tender offer.

Headquartered in Irvine, California, Aurora Electronics, Inc. provides computer OEMs and service organizations with spare parts support, electronics recycling and asset recovery services necessary for the worldwide installed base. The Company has facilities located in the United States, Europe and Canada.